UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 for James A. Dal Pozzo; Amendment No. 5 for William H. Tilley; and
Amendment No. 7 for The Jacmar Companies)*

BJ’s Restaurants, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

09180C 10 6

(CUSIP Number)

James A. Dal Pozzo

The Jacmar Companies

2200 W. Valley Blvd.

Alhambra, California 91803

(626) 576-0737

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09180C 10 6

1	Name of Reporting Persons The Jacmar Companies

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,624,129

	8	Shared Voting Power None

	9	Sole Dispositive Power 2,624,129

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,624,129 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 9.81%(1)

14	Type of Reporting Person (See Instructions) CO

(1)  Based on 26,736,647 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of May 1, 2009, as reported in BJ’s Restaurants’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.

CUSIP No. 09180C 10 6

1	Name of Reporting Persons William H. Tilley

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF and WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,502,964

	8	Shared Voting Power 2,699,355 (1)

	9	Sole Dispositive Power 1,502,964

	10	Shared Dispositive Power 2,699,355 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,202,319 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.72%(2)

14	Type of Reporting Person (See Instructions) IN

(1)  The reporting person expressly disclaims beneficial ownership with respect to all shares held by The Jacmar Companies except to the extent of the reporting person’s pecuniary interest therein.

(2)  Based on 26,736,647 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of May 1, 2009, as reported in BJ’s Restaurants’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.

CUSIP No. 09180C 10 6

1	Name of Reporting Persons James A. Dal Pozzo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF and WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 167,134

	8	Shared Voting Power 4,187,319 (1)

	9	Sole Dispositive Power 167,134

	10	Shared Dispositive Power 4,187,139 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,354,453 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.29%(2)

14	Type of Reporting Person (See Instructions) IN

(1)  The reporting person expressly disclaims beneficial ownership with respect to all shares held by The Jacmar Companies except to the extent of the reporting person’s pecuniary interest therein.

(2)  Based on 26,736,647 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of May 1, 2009, as reported in BJ’s Restaurants’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.

This statement relating to BJ’s Restaurants, Inc. a California corporation (“BJ Restaurants”), is being filed as (1) Amendment No. 4 to Schedule 13D to amend the Schedule 13D filed by James A. Dal Pozzo with the Securities and Exchange Commission on February 22, 2002, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on January 10, 2003, Amendment No. 2 thereto field with the Securities and Exchange Commission on January 22, 2004 and Amendment No. 3 thereto filed with the Securities and Exchange Commission on February 22, 2002; (2) Amendment No. 5 to Schedule 13D to amend the Schedule 13D filed by William H. Tilley with the Securities and Exchange Commission on May 14, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on February 22, 2002, Amendment No. 2 thereto filed with the Securities and Exchange Commission on January 10, 2003, Amendment No. 3 thereto filed with the Securities and Exchange Commission on January 22, 2004, and Amendment No. 4 thereto filed with the Securities and Exchange Commission on May 9, 2005; and (3) Amendment No. 7 to Schedule 13D to amend the Schedule 13D filed by The Jacmar Companies with the Securities and Exchange Commission on December 21, 2000, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on January 29, 2001; Amendment No. 2 thereto filed with the Securities and Exchange Commission on May 14, 2001, Amendment No. 3 thereto filed with the Securities and Exchange Commission on February 22, 2002, Amendment No. 4 thereto filed with the Securities and Exchange Commission on January 10, 2003, Amendment No. 5 thereto filed with the Securities and Exchange Commission on January 22, 2004, and Amendment No. 6 thereto filed with the Securities and Exchange Commission on May 9, 2005.  The Schedule 13D filed by The Jacmar Companies with the Securities and Exchange Commission on December 21, 2000 was filed to amend the Schedule 13G filed by The Jacmar Companies with the Securities and Exchange Commission on August 10, 2000, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on August 30, 2000 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on December 5, 2000.

Except as specifically provided herein, this statement does not modify any of the information previously reported in the foregoing Amendments to Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to shares of BJ’s Restaurant common stock, no par value per share (“BJ’s Restaurants Common Stock”).  The principal executive offices of BJ’s Restaurants are located at 7755 Center Avenue, Suite 300, Huntington Beach, CA 92647.

Item 2.	Identity and Background.

(a)-(c), (f)  The Jacmar Companies is a California corporation.  The Jacmar Companies’ address is 2200 W. Valley Blvd., Alhambra, California 91803.  The principal business of The Jacmar Companies is operating a specialty wholesale foodservice distributor serving Central and Southern California, operating various restaurants, performing property management services and making investments.

William H. Tilley is the CEO and Chairman of the Board of Directors of The Jacmar Companies and Chairman of Shakey’s USA, Inc. and beneficially owns 67.6% of The Jacmar Companies’ outstanding stock.  His business address is 2200 W. Valley Blvd., Alhambra, California 91803.

James A. Dal Pozzo is a director of BJ’s Restaurants and is the President of The Jacmar Companies. Mr. Dal Pozzo also beneficially owns 9.3% of The Jacmar Companies’ outstanding stock.  His business address is 2200 W. Valley Blvd., Alhambra, California 91803.

The Jacmar Companies and Messrs. W. Tilley and Dal Pozzo are referred to herein collectively as the “Filing Parties.”  The Filing Parties may be deemed to constitute a “group” for purposes of Section 13(d)

of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1, to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Set forth below is a list of the directors and executive officers of The Jacmar Companies, each of whom is a citizen of the United States.  Unless otherwise listed, each person’s present principal occupation or employment is as an officer or director of The Jacmar Companies, and unless otherwise noted the principal business address of each officer and director is that of The Jacmar Companies.

Executive Officers and Directors of The Jacmar Companies:

William H. Tilley, CEO and Chairman of the Board

James A. Dal Pozzo, President

Robert R. Hill, Director

Tom Simms, Director

Individual Investor

James P. Birdwell, Director

Principal and Executive V.P. of Reed, Conner & Birdwell, LLC

11111 Santa Monica Blvd.

Los Angeles, California  90025

Donald P. Newell, Director

Individual Investor

(d)-(e)  During the last five years, none of the persons named in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The information set forth in Item 5 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Each of the persons named in Item 2 acquired its shares of BJ’s Restaurants Common Stock for investment purposes.  Mr. Dal Pozzo was initially elected to the BJ’s Restaurants board of directors on January 18, 2001 in connection with the purchase of 2,206,500 shares of BJ’s Restaurants Common Stock by BJ Chicago, LLC, an affiliate of The Jacmar Companies, that subsequently distributed its BJ’s Restaurants Common Stock to its members and was dissolved.  Mr. Dal Pozzo has been re-elected to the BJ’s Restaurants board each year since his initial appointment, but there is no arrangement or understanding between BJ’s Restaurants and any stockholder requiring the BJ’s Restaurants board to nominate Mr. Dal Pozzo for re-election.

Each of the persons named in Item 2 intends to monitor and evaluate its direct and indirect investments in BJ’s Restaurants on a continuing basis.  Based upon their evaluations from time to time, they may acquire additional shares of BJ’s Restaurants Common Stock, dispose of shares of BJ’s Restaurants Common Stock they beneficially own, submit one or more proposals for the consideration of management of BJ’s Restaurants, and/or communicate with other shareholders of BJ’s Restaurants.

Except as set forth above, none of the persons named in Item 2 has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  The persons named in Item 2, however, may at any time and from time to time, review or reconsider their positions with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)  The Jacmar Companies beneficially owns 2,624,129 shares of BJ’s Restaurants Common Stock. The shares of BJ’s Restaurants Common Stock beneficially owned by The Jacmar Companies represent approximately 9.81% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based on 26,736,647 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of May 1, 2009, as reported in BJ’s Restaurants’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.  The shares are held directly by The Jacmar Companies, and The Jacmar Companies has sole voting and dispositive power over such shares.

Mr. W. Tilley beneficially owns 4,202,319 shares of BJ’s Restaurants Common Stock.  The shares of BJ’s Restaurants Common Stock beneficially owned by Mr. W. Tilley represent approximately 15.72% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based on 26,736,647 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of May 1, 2009, as reported in BJ’s Restaurants’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.  The shares are beneficially owned by Mr. W. Tilley as follows, and unless otherwise indicated, Mr. W. Tilley has sole voting and dispositive power over such shares:

(1)	1,487,964 shares are held by Mr. W. Tilley as Trustee of the William H. Tilley Trust dated January 21, 2003;

(2)	15,000 shares held by the William Tilley SEP IRA;

(3)

2,624,129 shares are held by The Jacmar Companies, of which Mr. W. Tilley is Chairman of the Board and CEO. Mr. W. Tilley also beneficially owns 67.6% of The Jacmar Companies’ outstanding stock. Mr. W. Tilley has shared voting and dispositive power over such shares;

(4)	26,000 shares are held by the William Tilley Family Foundation, of which Mr. W. Tilley is President and a Director. Mr. W. Tilley may be deemed to share voting and dispositive power over such shares;

(5)

24,313 shares are held by John Tilley personally or through trust accounts for his benefit. John Tilley is Mr. W. Tilley’s son. Mr. W. Tilley may be deemed to share voting and dispositive power over such shares;

(6)

14,713 shares are held by Nicole Tilley personally or through trust accounts for her benefit. Nicole Tilley is Mr. W. Tilley’s daughter. Mr. W. Tilley may be deemed to share voting and dispositive power over such shares;

(7)

4,000 shares are held by Jacmar & Jaksick Investment Company, of which Mr. W. Tilley is a general partner. Mr. W. Tilley beneficially owns 50% of the general partnership interests in Jacmar & Jaksick Investment Company. Mr. W. Tilley has shared voting and dispositive power over such shares with Stan Jaksick and Sam Jaksick, who are also general partners;

(8)

4,000 shares are held by TNT Long Beach Partners, of which Mr. W. Tilley is a general partner. Mr. W. Tilley also beneficially owns 33.33% of the partnership interests in TNT Long Beach Partners. Mr. W. Tilley has shared voting and dispositive power over such shares; and

(9)

2,200 shares are held by Mr. W. Tilley and Nadine H. Tilley, Trustees for the benefit of the Nadine B. Tilley Trust dated January 21, 2003. Mr. W. Tilley has shared voting and dispositive power over such shares.

Mr. Dal Pozzo beneficially owns 4,354,453 shares of BJ’s Restaurants Common Stock. The shares of BJ’s Restaurants Common Stock beneficially owned by Mr. Dal Pozzo represent approximately 16.29% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based on 26,736,647 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of May 1, 2009, as reported in BJ’s Restaurants’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.  The shares are beneficially owned by Mr. Dal Pozzo as follows, and unless otherwise indicated, Mr. Dal Pozzo has sole voting and dispositive power over such shares:

(1)	102,800 shares are held directly by Mr. Dal Pozzo;

(2)

2,624,129 shares are held by The Jacmar Companies, of which Mr. Dal Pozzo is President. Mr. Dal Pozzo also beneficially owns 9.3% of The Jacmar Companies’ outstanding stock. Mr. Dal Pozzo has shared voting and dispositive power over such shares;

(3)	26,000 shares are held by the William Tilley Family Foundation, of which Mr. Dal Pozzo is Secretary and a Director. Mr. Dal Pozzo may be deemed to share voting and dispositive power over such shares;

(4)	10,400 shares are held by the John Tilley 1992 Trust, of which Mr. Dal Pozzo is co-trustee. Mr. Dal Pozzo has shared voting and dispositive power over such shares;

(5)	2,200 shares are held by the Nicole Tilley 1992 Trust, of which Mr. Dal Pozzo is co-trustee. Mr. Dal Pozzo has shared voting and dispositive power over such shares;

(6)	1,524,590 shares held by various Tilley family trusts of which Mr. Dal Pozzo is co-trustee; and

(7)	64,334 shares are subject to options that are held by Mr. Dal Pozzo directly and are currently exercisable or will become exercisable within 60 days.

The officers and directors of the William Tilley Family Foundation, a non-profit charitable foundation formed under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, are as follows:

Name	Position
William H. Tilley	President and Director
James A. Dal Pozzo	Secretary and Director
Gregory D. Snyder	Chief Financial Officer and Director
John J. Tilley	Director
Nicole R. Tilley	Director

Mr. Snyder is a senior partner in the accounting firm of Rose, Snyder & Jacobs and his business address is 15821 Ventura Blvd., Suite 490, Encino, California 91436.

In addition to The Jacmar Companies, the general partners of Jacmar & Jaksick Investment Company are Stan Jaksick and Sam Jaksick.  Messrs. Stan Jaksick and Sam Jaksick are real estate developers and their business address is 4005 Quail Rock Lane, Reno, Nevada 89511.

In addition to Mr. W. Tilley, the general partners of TNT Long Beach Partners are Nicole Tilley and John Tilley.

John Tilley is a student, and his address is 2200 W. Valley Blvd., Alhambra, California 91803.  Nicole Tilley is Director of Corp. Concierge for Bottega Louie and her business address is 700 South Grand Avenue, Los Angeles, CA 90017.

Montgomery Fisher is co-trustee of each of the John Tilley 1992 Trust, John Tilley Trust, Nicole Tilley 1992 Trust and Nicole Tilley Trust.  Mr. Fisher is retired, and his address is 2126 Cotner Avenue, Los Angeles, California 90025.

Robert R. Hill beneficially owns 2,146 shares of BJ’s Restaurants Common Stock. The shares of BJ’s Restaurants Common Stock beneficially owned by Mr. R. Hill represent less than 0.1% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based on 26,736,647 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of May 1, 2009, as reported in BJ’s Restaurants’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.  Of the shares beneficially owned by Mr. R. Hill, 2,000 shares are held by Mr. R. Hill directly, over which Mr. R. Hill has sole voting and dispositive power, and 146 shares are held by Timothy Hill, Mr. R. Hill’s son.  Mr. R. Hill may be deemed to share voting and dispositive power over, and disclaims beneficial ownership with respect to, the shares of BJ’s Restaurants Common Stock held by Mr. T. Hill.  Mr. T. Hill is an employee of a restaurant owned by The Jacmar Companies, and his address is 346 Salta Verde Point, Long Beach, California 90803.

Tom Simms beneficially owns 20,000 shares of BJ’s Restaurants Common Stock. The shares of BJ’s Restaurants Common Stock beneficially owned by Mr. Simms represent approximately 0.1% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based on 26,736,647 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of May 1, 2009, as reported in BJ’s Restaurants’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.  The shares are beneficially owned by Mr. Simms through a trust of which he is sole trustee, and Mr. Simms has sole voting and dispositive power over such shares.

James P. Birdwell beneficially owns 12,000 shares of BJ’s Restaurants Common Stock. The shares of BJ’s Restaurants Common Stock beneficially owned by Mr. Birdwell represent approximately 0.1% of the issued and outstanding shares of BJ’s Restaurants Common Stock, based on 26,736,647 shares of BJ’s Restaurants, Inc. Common Stock outstanding as of May 1, 2009, as reported in BJ’s Restaurants’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.  The shares are beneficially owned by Mr. Birdwell directly, and Mr. Birdwell has sole voting and dispositive power over such shares.

Each of Messrs. W. Tilley and Dal Pozzo disclaims beneficial ownership with respect to the 2,624,129 shares of BJ’s Restaurants Common Stock held by The Jacmar Companies except to the extent of his pecuniary interest therein.  Each of Messrs. W. Tilley and Dal Pozzo also disclaims beneficial ownership with respect to the 26,000 shares of BJ’s Restaurants Common Stock held by the William Tilley Family Foundation.  Mr. W. Tilley disclaims beneficial ownership with respect to the 24,313 shares of BJ’s Restaurants Common Stock held by John Tilley, the 14,713 shares of BJ’s Restaurants Common Stock held by Nicole Tilley and the 2,200 shares of BJ’s Restaurants Common Stock held by the Nadine B. Tilley Trust dated January 21, 2003.  Mr. W. Tilley disclaims beneficial ownership with respect to the 4,000 shares of BJ’s Restaurants Common Stock held by Jacmar & Jaksick Investment Company and the 4,000 shares held by TNT Long Beach Partners except to the extent of his pecuniary interest therein. Mr. Dal Pozzo disclaims beneficial ownership with respect to the 10,400 shares held by the John Tilley 1992 Trust, the 2,200 shares held by the Nicole Tilley 1992 Trust, and the 1,524,590 shares held by various Tilley family trusts.

To the knowledge of the Filing Parties, during the last five years, none of Messrs. Snyder, John Tilley, M. Fisher, R. Hill, Stan Jaksick or Sam Jacksick, or Nicole Tilley has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On June 16, 2005, Mr. W. Tilley purchased 300 shares of BJ’s Restaurants Common Stock at a purchase price of $22.10 per share using cash from personal funds; TNT Long Beach Partners purchased 500 shares at $22.10 per share using cash from working capital; and Nicole Tilley purchased 500 shares at $22.10 per share using cash from personal funds.

On August 2, 2005, Mr. W. Tilley purchased 200 shares of BJ’s Restaurants Common Stock at a purchase price of $23.99 per share using cash from personal funds.

On November 14, 2005, Mr. W. Tilley donated 15,000 shares of BJ’s Restaurants Common Stock.

On December 27, 2005, Mr. W. Tilley gifted 900 shares of BJ’s Restaurants Common Stock to John Tilley and 900 shares to Nicole Tilley.

On February 7, 2006, Mr. W. Tilley donated 1,000 shares of BJ’s Restaurants Common Stock.

On March 13, 2006, John Tilley purchased 2,300 shares of BJ’s Restaurants Common Stock at a purchase price of $24.69 per share and 300 shares at a purchase price of $24.94 per share using cash from personal funds; Nicole Tilley purchased 300 shares at $24.62 per share using cash from personal funds; TNT Long Beach Partners purchased 2,000 shares at $24.70 per share using cash from working capital;

and Nadine B. Tilley and William H. Tilley, Trustees for the benefit of the Nadine B. Tilley Trust dated January 21, 2003, purchased 300 shares at $24.94 per share using cash from personal funds.

On March 28, 2006, the William Tilley Family Foundation donated 1,000 shares of BJ’s Restaurants Common Stock.

On April 14, 2006, the William Tilley Family Foundation donated 2,000 shares of BJ’s Restaurants Common Stock.

On May 8, 2006, the William Tilley Family Foundation donated 400 shares of BJ’s Restaurants Common Stock.

On May 24, 2006, the William Tilley Family Foundation sold 80,000 shares of BJ’s Restaurants Common Stock at a sale price of $25.00 per share.

On August 2, 2006, TNT Long Beach Partners purchased 500 shares of BJ’s Restaurants Common Stock at a purchase price of $18.18 per share using cash from working capital.

On August 3, 2006, TNT Long Beach Partners purchased 500 shares of BJ’s Restaurants Common Stock at a purchase price of $18.50 per share using cash from working capital.

On August 14, 2006, the William Tilley Family Foundation purchased 1,000 shares of BJ’s Restaurants Common Stock at a purchase price of $17.86 per share using cash from working capital.

On December 29, 2006, Mr. W. Tilley gifted 1,218 shares of BJ’s Restaurants Common Stock to John Tilley and 1,218 shares to Nicole Tilley and, as Trustee of the William H. Tilley Trust dated January 21, 2003, gifted 62,000 shares to the William Tilley Family Foundation.

On November 20, 2007, Mr. W. Tilley, as Trustee of the William H. Tilley Trust dated January 21, 2003, donated 50,000 shares to the William Tilley Family Foundation.

On December 31, 2007, Mr. W. Tilley gifted 3,995 shares of BJ’s Restaurants Common Stock to John Tilley and 3,995 shares to Nicole Tilley and, as Trustee of the William H. Tilley Trust dated January 21, 2003, donated 30,000 shares.

On November 13, 2008, Mr. Dal Pozzo purchased 500 shares of BJ’s Restaurants Common Stock at a purchase price of $7.57 per share using cash from personal funds.

On January 16, 2009, the Bethany Commercial Center Partnership, of which Mr. W. Tilley is the general partner, distributed 4,000 shares of BJ’s Restaurants Common Stock through a partnership distribution to certain of its partners.

(d)-(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Joint Filing Agreement attached hereto as Exhibit 1, to the knowledge of the Filing Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons named in Item 2 or between any of the persons named in Item 2 and any other person with respect to any securities of BJ’s Restaurants, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
1.	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2009

THE JACMAR COMPANIES

By:	/s/ JAMES A. DAL POZZO
Name: James A. Dal Pozzo
Its: President

WILLIAM H. TILLEY

By:	/s/ WILLIAM H. TILLEY
Name: William H. Tilley

JAMES A. DAL POZZO

By:	/s/ JAMES A DAL POZZO
Name: James A. Dal Pozzo